Exhibit 99.1

DHT Holdings, Inc. Announces Upsizing and Pricing of Common Stock Offering

ST. HELIER, Channel Islands--February 4, 2011--DHT Holdings, Inc. (NYSE:DHT) (the “Company”) announced today that it has upsized and priced its previously-announced underwritten public offering of common stock.  The size of the offering has been increased from the previously‐announced 8,000,000 shares of common stock to 13,500,000 at a public offering price of $4.65 per share. In connection with the offering, the underwriters have been granted an option to purchase up to 2,025,000 additional shares of the Company’s common stock to cover overallotments, if any.

The net proceeds from the underwritten public offering, after underwriting discounts and estimated offering expenses, to the Company will be $59.2 million. The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, without limitation, vessel acquisitions, business acquisitions or other strategic alliances, reduction of outstanding borrowings, capital expenditures and working capital.

UBS Investment Bank, BofA Merrill Lynch and Citi will act as joint bookrunning managers of the offering.  Dahlman Rose & Company will act as co-manager of the offering and Carnegie will act as sales agent in Scandinavia for the offering.

A registration statement relating to the securities described herein has been filed with the Securities and Exchange Commission and is effective. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and an accompanying base prospectus.

Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171, (888) 827-7275, or from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, or email dg.prospectus_requests@baml.com, or from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (800) 831-9146, or email batprospectusdept@citi.com.

About DHT Holdings, Inc.

DHT Holdings, Inc. operates a fleet of double-hull crude oil tankers. The Company’s fleet currently consists of three very large crude carriers, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. The Company’s fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and an average age of 11 years as of February 4, 2011.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2010.

 The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:

DHT Holdings, Inc.

Eirik Ubøe, +44 1534 639 759 and +47 412 92 712

eu@dhtankers.com

SOURCE:

DHT Holdings, Inc.